Part III: Manner of Operations

Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

Yes☐ No☐

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

~~The minimum size for an order is 100 shares. Any odd-lot order will be canceled.~~

In the POSIT Alert Crossing Session, Human Participants (see Part III, Item 9a for more detail on Human Participants) have size thresholds a contra order needs to meet in order for the Human Participant to receive an invitation to trade. In order for a Human Participant to receive a trade invitation, the contra side order must be either at least 10,000 shares, $200,000 notional value, or 2% of the trailing 21 day average daily volume in the stock.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☐

If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?

Yes☐ No☐

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Odd lot orders are treated and handled in the same manner as round and mixed lot orders.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☐ ~~N/A~~

If no, identify and explain any differences.

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e. Does the NMS Stock ATS accept or execute mixed-lot orders?

<mark>Yes</mark>☐ No☐

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

Mixed lot orders are treated and handled in the same manner as round and odd lot orders.

~~POSIT accepts mixed lot orders, but only round lot portions of the orders will be eligible for trading, and the odd lot remainder is canceled.~~

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

<mark>Yes</mark>☐ No☐

If no, identify and explain any differences.